Exhibit 99.1

Hexindai Announces Changes to Board of Directors

BEIJING, Jan. 17, 2019 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced the appointment of Ms. Luping Wei to the Company’s Board of Directors (the “Board”), effective from January 15, 2020.

The Company also announced that Ms. Lili Hua, Chief Operations Officer and Director of the Company resigned for personal reasons. Ms. Hua’s resignation did not result from any disagreement with the Company.

Ms. Wei has served as Hexindai’s Vice President of Operations since 2019. She joined the Company in 2013 as an Operations Manager and advanced to the Operations Director in 2018. Prior to joining Hexindai, she worked in multiple firms where she was responsible for the operation of websites and new media, and developed unique and considerable experience in the operational management of internet companies.

Mr. Xiaobo An, Hexindai’s Founder, Chairman and Chief Executive Officer commented, “I am pleased to welcome Ms. Wei to the Board. We believe Ms. Wei’s extensive background and experience in the Internet sector will be of great value to us and will contribute meaningfully towards our strategic long-term growth goals. We also want to thank Ms. Hua for her contribution and service to the Company during her tenure. We wish her the best.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption needs of underserved prime borrowers in China. Hexindai provides borrowers with convenient and ready access to comprehensive consumer finance services. Hexindai’s strong user acquisition capabilities, cutting-edge risk management system, and strategic relationships with respected financial institutions allow the Company to generate higher customer satisfaction, reliance, and realize fast growth.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Investor Relations

Mrs. Simon He

Tel: +86-10-8341 2324

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com